July 1, 2016

Via EDGAR Correspondence Filing

Dominic Minore, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RiverNorth Marketplace Lending Corporation (the “Fund”) File Nos. 333-204886, 811-23067

Dear Mr. Minore:

This letter responds to your comments, provided by telephone on June 21 and June 22, 2016, regarding the correspondence submitted by the Fund on June 16, 2016 relating to Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 for the Fund and the Fund’s responses to your comments contained in your letter of May 24, 2016.

General

Please confirm in your response letter that, as an interval fund pursuant to Rule 23c-3 under the Investment Company Act of 1940, the Fund is not required to make a filing with FINRA under FINRA Rule 5110.

Response:  The Fund confirms that it is not required to make a filing with FINRA pursuant to FINRA Rule 5110.

Prospectus Cover

The disclosure under “Investment Strategies and Policies” states that “[t]he Fund does not currently anticipate that it will principally invest in Marketplace Loans originated from lending platforms based outside the United States or made to non-U.S. borrowers.” Please clarify in the Prospectus whether the Fund will initially invest in such loans. If the Fund has no intention at this time to invest in such loans, state so in the Prospectus. If the Fund may in the future invest in such loans, confirm in your response letter and state in the Prospectus that the Fund may make such investments in the future and that, prior to such time, the Fund will file a post-effective amendment to the Registration Statement to be reviewed by the Staff that provides all material disclosures related to such investments.

Response:  The Fund has no intention at this time to invest in Marketplace Loans originated from lending platforms based outside the United States or made to non-U.S. Borrowers. However, the Fund may do so in the future and, prior to such time, will provide all relevant material disclosures related to such investments in a post-effective amendment to the Registration Statement to be reviewed by the Staff. The Prospectus has been revised accordingly.

Under “The Offering,” clarify in the disclosure on what day Shares will begin to be offered at net asset value. Disclose in this section that net asset value will be determined daily.

Response:  The Prospectus has been revised as requested.

Prospectus Summary—Risk Considerations

Under “Liquidity Risks,” the Prospectus provides that “[i]n certain instances, repurchase offers may be suspended or postponed.” Please include a cross reference following this sentence to the applicable section of the Prospectus that discusses the suspension or postponement of repurchase offers.

Response:  The Prospectus has been revised as requested.

Following any references to “below investment grade securities” throughout the Prospectus, including under “Credit and Below Investment Grade Securities Risk,” add a statement to indicate that such securities are also referred to as “junk.”

Response:  The Prospectus has been revised as requested.

State in the last sentence under “Servicer Risk” that, to the extent the servicer becomes subject to a bankruptcy or similar proceeding, there is a risk that substantial losses will be incurred by the Fund.

Response:  The Prospectus has been revised as requested.

State under “Platform Reliance Risk” that the platforms through which the Fund will invest will be independently audited.

Response:  The Prospectus has been revised to indicate that “[e]ach of the platforms from which the Fund will purchase Marketplace Lending Instruments retains an independent auditor to conduct audits on a routine basis.”

The Prospectus states that “[t]he Fund also may wholly-own or otherwise control certain pooled investment vehicles which hold Marketplace Loans and/or other Marketplace Lending Instruments. . . (a ‘Subsidiary’).” Please note that Section 48(a) of the 1940 Act provides that it shall be unlawful for any person, directly or indirectly, to cause to be done any act or thing through or by means of any other person which it would be unlawful for such person to do under the 1940 Act or any rule, regulation or order thereunder. In this regard, disclose under “Subsidiary Risk” that the Fund will comply with the applicable requirements of the 1940 Act on a consolidated basis with its Subsidiaries (if any) and that each such Subsidiary will be subject to the same investment restrictions and limitations, and will adhere to the same compliance policies and procedures, as the Fund. Also, in a footnote to the Summary of Fund Expenses table, disclose that the Fund’s total annual expenses include the expenses of all Subsidiaries of the Fund.

Response:  The Prospectus has been revised as requested. Please note that the Fund does not currently have any Subsidiaries and, as such, the Summary of Fund Expenses does not reflect any Subsidiaries.

Please add disclosure under “Tax Risk” that provides that, although the Fund has adopted policies designed to enable the Fund to satisfy the diversification requirements for purposes of qualifying as a regulated investment company (“RIC”) under the Internal Revenue Code and the Fund believes it will initially meet such requirements and be taxed as a RIC, there is risk that the Fund may fail to meet such requirements in the future and that the Internal Revenue Service may review and disagree with the Fund’s position that it qualifies as a RIC. Include a description of the consequences if the Fund were to fail to qualify as a RIC.

Response:  The Prospectus has been revised as requested.

Summary of Fund Expenses

Please confirm the amount of the Fund’s net assets assumed for purposes of completing the Summary of Fund Expenses table. This amount should be based on the Fund’s reasonable expectations for the first year of operations. Please provide in your response letter how this amount was determined.

Response:  The Fund has revised the estimated amount of its net assets and assumes for purposes of completing the Summary of Fund Expenses table the average net assets of the Fund during the first year of operations to be $500,000,000. This assumption is based on current marketing projections, current sales experiences of a similar fund in the market, and the sales experiences of the Adviser on other funds managed by the Adviser.

Investment Objective, Strategies and Policies

Investment Philosophy and Process

Please confirm that the Adviser will have the ability to independently verify the information provided by the platforms that is necessary for purposes of valuation and revise accordingly the disclosure in the Prospectus that “the Adviser generally does not have the ability to independently verify the information provided by the platforms. . .”

Response:  The Fund confirms its ability to verify information provided by platforms for purposes of valuation and has deleted the above referenced sentence from the Prospectus accordingly.

Marketplace Lending

The Prospectus provides that “marketplace lending platforms may retain on their balance sheets a portion of the loan portfolios they originate.” Please confirm that the Marketplace Loans owned by the Fund will not also be partially held by any platforms or otherwise disclose in the Prospectus the applicable risks associated with platform ownership of such loans.

Response:  The Fund confirms that none of the Marketplace Loans in which it will invest will be partially owned by any platforms.

Determination of Net Asset Value

The disclosure states that “most of the Fund’s holdings in Marketplace Lending Instruments are fair valued based on evaluated prices provided by a third-party pricing service.” Please clarify in this sentence that such is accomplished in accordance with the Valuation Policies and Procedures adopted by the Board of Directors of the Fund.

Response:  The Prospectus has been revised as requested.

At the end of this section, add a statement that “the processes and procedures described herein are part of the Fund’s compliance policies and procedures” and that “records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records that the Fund is required to maintain under the 1940 Act.”

Response:  The Prospectus has been revised as requested.

Legal Matters

Please disclose that Chapman and Cutler LLP is serving as tax counsel to the Fund.

Response:  The Prospectus has been revised as requested.

Statement of Additional Information

Investment Policies and Techniques

The Statement of Additional Information (“SAI”) discusses potential investments in receivables and merchant cash advances. Please clarify in the Prospectus (if a principal investment of the Fund) or in the SAI (if a non-principal investment of the Fund) whether the Fund will initially invest in such receivables or merchant cash advances. If the Fund has no intention at this time to invest in such receivables or merchant cash advances, state so in the SAI. If the Fund may in the future invest in such receivables or merchant cash advances, confirm in your response letter and state in the Prospectus or SAI (as applicable) that the Fund may make such investments in the future and that, prior to such time, the Fund will file a post-effective amendment to the Registration Statement to be reviewed by the Staff that provides all additional material disclosures related to such investments. Please confirm in your response letter information relating to valuation, how the Adviser will determine whether such investments are of “subprime” quality and who the Fund deems to be the borrower with respect to such instruments.

Response:  The Fund has no intention at this time to invest in receivables or merchant cash advances. However, the Fund may do so in the future and, prior to such time, will provide all relevant material disclosures related to such investments (including how the Adviser will determine whether such investments are of “subprime” quality and who the Fund deems to be the borrower) in a post-effective amendment to the Registration Statement to be reviewed by the Staff. The SAI has been revised accordingly.

U.S. Federal Income Tax Matters

Please include the disclosure relating to the Fund’s opinion of special tax counsel in the Prospectus, in addition to or in lieu of the SAI.

Response:  The Prospectus has been revised as requested.

Revise the disclosure to state that it is the opinion of the special tax counsel to the Fund that the Fund will meet the RIC diversification tests.

Response:  The Prospectus has been revised as requested.

Revise the disclosure to indicate that the Fund has adopted policies and procedures designed to enable the Fund to satisfy the RIC diversification tests.

Response:  The Prospectus has been revised as requested.

The disclosure states that “[a]s to the Pass-Through Notes and Marketplace Lending Instruments other than whole consumer and small business loans, the identity of the issuer for purposes of the regulated investment company tests may be less clear. . . .” Please clarify in the disclosure why this is the case and the ramifications thereof.

Response:  The Prospectus has been revised as requested.

The disclosure states that, if the Fund were to fail the RIC diversification tests, it would be treated as a corporation and, in such a situation, “the corporation level tax on the Fund would reduce the overall return to investors, but investors may be eligible for preferred tax rates on distributions from the Fund.” Please clarify in the disclosure what is meant by “preferred tax rates.”

Response:  The disclosure has been revised to clarify the ramifications if the Fund were to fail the RIC diversification tests.

* * * * *

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Morrison Warren at (312) 845-3484; Walter Draney at (312) 845-3273 or the undersigned at (312) 845-3850.

Very truly yours,
Chapman and Cutler LLP

By	/s/ E. Roy Kim
E. Roy Kim, Esq.

cc: Marcus L. Collins, Esq.; RiverNorth Capital Management, LLC.